UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2002

Carol H. Forsyte
Vice President, Corporate and Securities
Motorola, Inc.
Law Department, Corporate Offices
1303 E. Algonquin Road
Schaumburg, IL 60196

Act 1934
Section
Rule 14A-8
Public Availability 3/8/2002

Re: Motorola, Inc.

Dear Ms. Forsyte:

This is in regard to the letter dated January 30, 2002 from Jeffrey A. Brown and your letter dated March 8, 2002 concerning the shareholder proposal submitted by the Massachusetts Laborers' Pension Fund for inclusion in Motorola's proxy materials for its upcoming annual meeting of security holders. Your letters indicate that the proponent has withdrawn the proposal, and that Motorola therefore withdraws its December 27, 2001 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Jonathan Ingram
Special Counsel

cc: Thomas P.V. Masiello
Administrator
Massachusetts Laborers' Pension Fund
14 New England Executive Park, Suite 200
P.O. Box 4000
Burlington, Massachusetts 01803-0900

MOTOROLA

December 27, 2001

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Motorola, Inc./ Securities Exchange Act of 1934 –Rule 14a-8
Exclusion of Stockholder Proposals

Dear Ladies and Gentlemen:

Massachusetts Laborers' Pension Fund ("Laborers") and Carpenters Pension and Annuity Fund of Philadelphia and Vicinity ("Carpenters"), (referred to collectively as "Proponents") each submitted to Motorola, Inc. ("Company") a request that a substantially similar stockholder proposal be included in the Company's proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Company's next regularly scheduled annual meeting is scheduled for May 6, 2002. The stockholder proposal submitted by Laborers ("Laborers' Proposal") is attached hereto as Exhibit A and the stockholder proposal submitted by Carpenters ("Carpenters' Proposal") is attached hereto as Exhibit B, (referred to collectively as "the Proposals").

The Laborers' Proposal urges the Motorola Board of Directors to include in future proxy statements a description of the Board's role in the development and monitoring of the Company's long-term strategic plan. The Carpenters' Proposals urges that the same disclosure be disseminated to shareowners through appropriate means, whether it be posted on the Company's website or sent via a written communication to shareowners.

This correspondence is to advise you that pursuant to Rule 14a-8(j) it is the intention of the Company to exclude the Proposals from its proxy statement and form of proxy for the Company's 2002 Annual Meeting of Stockholders ("Proxy Materials"). As more fully set forth below, the Company believes that the Proposals may be omitted from its Proxy Materials for the following reasons: first, the Proposals deal with a matter relating to the Company's ordinary business operations and are therefore excludable under Rule 14a-8(i)(7) and second, the Proposals have already been substantially implemented by the Company and are therefore excludable under Rule 14a-8(i)(10). Additionally, in the case of the Carpenters' Proposal, if the staff of the Division of Corporation Finance ("Staff") does not concur with any of the above exclusions, the Carpenters' Proposal is substantially duplicative of the Laborers' Proposal and therefore excludable under Rule 14a-8(i)(11).

Law Department, Corporate Offices
1303 E. Algonquin Road, Schaumburg, IL 60196 (847) 576-7646 Facsimile (847) 576-3628

We respectively request that the Staff concur that no enforcement action will be recommended if the Company omits the Proposals from its Proxy Materials for the reasons described herein.

Statement of Reasons to Exclude the Proposals Under Rule 14a-(8)(i)(7) and Rule 14a-(8)(i)(10)

Rule 14a-8(i)(7)

The Company believes that the Proposals may properly be excluded from its Proxy Materials under Rule 14a-8(i)(7) because they deal with a matter relating to the Company's ordinary business operations.

The Staff has indicated that where, as is the case with the Laborers' Proposal, a proposal would require additional disclosure in the Company's Proxy Materials (Commission prescribed documents), the Staff will consider whether the subject matter of the additional disclosure involves a matter of ordinary business operations. Where it does, the proposal will be excludable. (Johnson Controls, Inc., October 26, 1999, excluding a proposal requiring disclosures in the financial statements.)

The Carpenters' Proposal requires that a special report regarding long-term strategies be disseminated to shareholders. The Commission has indicated in Exchange Act Release No. 34-20091 (August 16, 1983) that where a proposal requires the preparation of a report on a particular aspect of a company's business, the Staff will consider whether the subject matter of the report relates to the conduct of ordinary business operations. Where it does, the proposal, even though it requires only the preparation of a report and not the taking of any action with respect to such business operations, will be excludable.

Therefore, no matter how the proposed disclosure is communicated, (i.e., in the Company's Proxy Materials or a new report) the focus of the Staff is whether the disclosure relates to matters of ordinary business operations. We believe these Proposals do relate to ordinary business operation.

The Staff has determined that proposals that address a Company's goals, strategic initiatives and corporate policies and programs are matters that constitute ordinary business operations. See Mobil Corporation (February 13, 1989). In Mobil Corporation, the proposal related to the formation of a stockholder committee to review corporate objectives and their implementation. The Staff concluded, "There appears to be some basis for your view that the Proposals may be omitted from the Company's proxy materials under Rule 14a-8(c)(7) since it appears to deal with a matter relating to the ordinary business operations of the Company (i.e., questions of corporate objectives and goals)." Also see CVS Corporation (February 1, 2000) excluding a proposal regarding business practices and policies pertaining to ordinary business operations.

The Staff has held that the determination of whether, and what, steps should be taken to enhance a Company's financial performance and the determination and implementation of a company's investment strategies are matters relating to the ordinary business operations and are therefore excludable under Rule 14a-8(i)(7). See Ohio Edison Company (February 3, 1989). Furthermore, the Staff has held that decisions regarding investment and application of corporate assets are matters relating to the ordinary business operations of the company. See General Motors Corporation (March 31, 1988).

In Release 34-40018 (May 21, 1998) the Commission stated that proposals focusing on sufficiently significant social policy issues were not excludable even if they deal with ordinary business operations. These proposals do not raise any social policy issues.

It is part of ordinary business operations for management to develop corporate strategy and report on that to the board of directors. Long-term strategy matters are akin to the determination and implementation of a company's investment strategy and akin to investment and application of corporate assets that the staff has already concluded in the letters discussed above are ordinary business operations.

Further, the objective of the Proposals appears to be to promote communication with shareholders. Accordingly, the Proposals are excludable under Rule 14a-8(i)(7). In the case of the Laborers' Proposal, the communication is called for in the proxy statement. In the case of the Carpenters' Proposal, it is in a report, but that Proposal sites the fact that the information is needed because it is not in the proxy statement.

The contents of the proxy statement are extensively regulated by rules adopted by the Commission with the purpose of providing shareholders with sufficient information to vote on corporate matters. An additional disclosure that is not required by the proxy rules should be at the discretion of the Company. If the Company is required to include in its proxy statement, or generate another report for shareholders because the information is not included in the proxy statement, disclosures desired by any shareholder other than shareholder proposals required by Rule 14a-8, the proxy statement and additional reports could become a sounding board for special interest groups. Although the disclosure urged by the proponent may have value, the proper means for including this disclosure is for the Commission to consider the merits of such disclosure. The Staff has held that shareholder proposals relating primarily to the nature of communications between a company and its shareholders may be excluded as relating to the ordinary business. See E.I. DuPont De Nemours and Company (available January 31, 1996).

In conclusion, by urging the Company's Board to disclose the Board's role in the development and monitoring of the Company's long-term strategic plan, the Proposals address a matter of ordinary business operations and are therefore excludable under Rule 14a-8(i)(7).

Rule 14a-8(i)(10)

The Company believes the Proposals have already been substantially implemented by the Company and are therefore excludable under Rule 14a-8(i)(10).

Rule 14a-8(i)(10) permits a proposal to be excluded if a proposal has been substantially implemented. For a proposal to be omitted under this rule, the proposal need not be implemented in full or precisely as presented – the standard is one of substantial implementations. Exchange Act Release No. 34-20091 (August 16, 1983); Texaco, Inc. (March 28, 1991) (whether a company has substantially implemented the proposal depends on whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal).

In the Company's proxy statement for its annual shareholder meeting on May 7, 2001, the following paragraph appeared in the proxy statement in the description of the Committees of the Board (actual pages from the proxy statement are attached as Exhibit C): "A Board meeting at the beginning of each year will be solely devoted to reviewing the Company's short term and long-term strategies. At each subsequent meeting, the Board will follow-up with each significant business to ensure that the business is meeting its commitments or revising its strategies in response to market conditions."

The Company has provided the shareholders with a description of the role of the Board with respect to the company's short- and long-term strategies. The Company has demonstrated that there is a process in place for board oversight and a timeline for Board review. It has also demonstrated that the directors will be informed about strategy development because a substantial amount of time at board meetings is devoted to strategy.

The Company has substantially complied with the central focus of the Proposals, which is to ensure that the "Board engage actively and continuously in strategic planning and ongoing assessment of business opportunities and risks" (from the statement of support of both Proposals). Therefore, the proposals are excludable under Rule 14a-8(i)(10).

Statement of Reasons to Exclude the Carpenters' Proposal under Rule 14a-8(i)(11)

Rule 14a-8(i)(11)

If the Staff determines that the Proposals may not be omitted for the reasons discussed above, the Company should not be required to include both the Proposals in its Proxy Materials.

Rule 14a-8 (i)(11) permits a proposal to be deleted if is substantially duplicates the same subject matter as another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting.

The Staff has consistently taken the position that proposals do not have to be identical to be excluded under Rule 14a-8(i)(11). The test is whether the core issues to be addressed by the proposals are substantially the same, even though proposals may differ somewhat in terms or breadth. See, e.g., Pinnacle West Capital Corporation (March 16, 1993); Tri-Continental Corporation (March 2, 1998); Freeport-McMoRan Copper & Gold Inc. (February 22, 1999).

For the foregoing reasons, we request that you concur in our view that, in accordance with Rule 14a-8(j), the Company may properly exclude one of the proposals from its Proxy Materials and that no enforcement action will be recommended if the Company does so. The Company would exclude the Carpenters' Proposal because that proposal was received on November 29, 2001, after the Laborers' Proposal.

Miscellaneous Matters

Pursuant to Rule 14a-8(j), the Company is filing with the Commission six paper copies of this letter together with six paper copies of each of the Proposals. By copy of this letter, the Company is simultaneously providing a copy of this submission to each of the Proponents.

It is currently expected that the Company's proxy statement will be printed on or about March 18, 2002 and mailed to shareholders on or about March 22, 2002.

Please acknowledge receipt of this filing by stamping a copy of the enclosed letter and returning it to me in the enclosed self-addressed envelope.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (847) 576-7646 if I can be of any further assistance in this matter.

Sincerely,

Carol Forsyte

Carol H. Forsyte
Vice President, Corporate and Securities
Motorola, Inc.

cc: Linda Priscilla, Laborer's International Union of North America
Corporate Governance Project, 905 16th Street, N.W., Washington, D.C. 20006

Edward Durkin, United Brotherhood of Carpenters, Carpenters Corporate Governance Project, 101 Constitution Avenue, NW, Washington, D.C. 20001

Exhibit A

MASSACHUSETTS LABORERS' PENSION FUND

14 NEW ENGLAND EXECUTIVE PARK • SUITE 200
P.O. BOX 4000, BURLINGTON, MASSACHUSETTS 01803-0900
TELEPHONE (781) 272-1000
FAX (781) 272-2226
1(800)342-3792

SENT VIA FAX 847.576.2818

RECEIVED
NOV 28 2001
MOTOROLA LAW DEPT.

November 20, 2001

Mr. A. Peter Lawson, Secretary
Motorola, Inc.
1303 East Algonquin Road
Schaumburg, IL 60196

SUBJECT: Shareholder Proposal

Dear Mr. Lawson:

On behalf of the Massachusetts Laborers' Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Motorola, Incorporated ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 15,741 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Fund, like many other Building Trades' pension funds, is a long-term holder of the Company's common stock. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Linda Priscilla at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. Linda Priscilla, Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Very truly yours,

Thomas P. V. Masiello

Thomas P. V. Masiello
Administrator

TPVM/dmk
Enclosure

Cc. Linda Priscilla

Resolved, that the shareowners of Motorola, Inc. ("Company") hereby urge that the Board of Directors include in future proxy statements a description of the Board's role in the development and monitoring of the Company's long-term strategic plan. Specifically, the disclosure should include the following: (1) A description of the Company's corporate strategy development process, including timelines; (2) an outline of the specific tasks performed by the Board in the strategy development and the compliance monitoring processes, and (3) a description of the mechanisms in place to ensure director access to pertinent information for informed director participation in the strategy development and monitoring processes.

Statement of Support: The development of a well-conceived corporate strategy is critical to the long-term success of a corporation. While senior management of our Company is primarily responsible for development of the Company's strategic plans, in today's fast-changing environment it is more important than ever that the Board engage actively and continuously in strategic planning and the ongoing assessment of business opportunities and risks. It is vitally important that the individual members of the Board, and the Board as an entity, participate directly and meaningfully in the development and continued assessment of our Company's strategic plan.

A recent report by PricewaterhouseCoopers entitled "Corporate Governance and the Board – What Works Best" examined the issue of director involvement in corporate strategy development. The Corporate Governance Report found that chief executives consistently rank strategy as one of their top issues, while a poll of directors showed that board contributions to the strategic planning process are lacking. It states: "Indeed, it is the area most needing improvement. Effective boards play a critical role in the development process, by both ensuring a sound strategic planning process and scrutinizing the plan itself with the rigor required to determine whether it deserves endorsement."

The Company's proxy statement, and corporate proxy statements generally, provides biographical and professional background information on each director, indicating his or her compensation, term of office, and board committee responsibilities. While this information is helpful in assessing the general capabilities of individual directors, it provides shareholders no insight into how the directors, individually and as a team, participate in the critically important task of developing the Company's operating strategy. And while there is no one best process for board involvement in the strategy development and monitoring processes, shareholder disclosure on the Board's role in strategy development would provide shareholders information with which to better assess the performance of the board in formulating corporate strategy. Further, it would help to promote "best practices" in the area of meaningful board of director involvement in strategy development.

We urge your support for this important corporate governance reform.

CARPENTERS
PENSION AND ANNUITY FUND
OF PHILADELPHIA & VICINITY
1803 SPRING GARDEN STREET
PHILADELPHIA, PA 19130-3998
215-568-0430 • FAX 215-569-0368

November 29, 2001

[SENT VIA FACSIMILE 847-576-2818]

A. Peter Lawson
Secretary
Motorola, Inc.
1303 East Algonquin Road
Schaumberg, IL 60196

Re: Shareholder Proposal

Dear Mr. Schaumberg:

On behalf of the Carpenters Pension and Annuity Fund of Philadelphia and Vicinity ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Motorola, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the role of the Board of Directors in the development of the Company's strategic plans. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 21,700 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund is a long-term holder of the Company's common stock. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's long-term corporate value will best serve the interests of the Company's shareholders and other important constituents.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Edward J. Durkin, at (202) 546-6206 ext. 221. Copies of correspondence or a request for a "no-action" letter should likewise be forwarded to Mr. Durkin, United Brotherhood of Carpenters, Carpenters Corporate Governance Project, 101 Constitution Avenue, NW, Washington D.C. 20001.

Sincerely,

Edward Coryell

Edward Coryell

cc. Edward J. Durkin

Enclosure

Director Strategy Proposal

Resolved, that the shareowners of Motorola, Inc. ("Company") hereby urge that the Board of Directors prepare a description of the Board's role in the development and monitoring of the Company's long-term strategic plan. Specifically, the disclosure should include the following: (1) A description of the Company's corporate strategy development process, including timelines; (2) an outline of the specific tasks performed by the Board in the strategy development and the compliance monitoring processes, and (3) a description of the mechanisms in place to ensure director access to pertinent information for informed director participation in the strategy development and monitoring processes. This disclosure of the Board's role in the strategy development process should be disseminated to shareowners through appropriate means, whether it be posted on the Company's website or sent via a written communication to shareowners.

Statement of Support: The development of a well-conceived corporate strategy is critical to the long-term success of a corporation. While senior management of our Company is primarily responsible for development of the Company's strategic plans, in today's fast-changing environment it is more important than ever that the Board engage actively and continuously in strategic planning and the ongoing assessment of business opportunities and risks. It is vitally important that the individual members of the Board, and the Board as an entity, participate directly and meaningfully in the development and continued assessment of our Company's strategic plan.

A recent report by PricewaterhouseCoopers entitled "Corporate Governance and the Board – What Works Best" examined the issue of director involvement in corporate strategy development. The Corporate Governance Report found that chief executives consistently rank strategy as one of their top issues, while a poll of directors showed that board contributions to the strategic planning process are lacking. It states: "Indeed, it is the area most needing improvement. Effective boards play a critical role in the development process, by both ensuring a sound strategic planning process and scrutinizing the plan itself with the rigor required to determine whether it deserves endorsement."

The Company's proxy statement provides biographical background information on each director, indicating his or her compensation, term of office, and board committee responsibilities. While this information is helpful in assessing the general capabilities of individual directors, it provides shareholders no insight into how the directors, individually and as a team, participate in the critically important task of developing the Company's operating strategy. And while there is no one best process for board involvement in the strategy development and monitoring processes, shareholder disclosure on the Board's role in strategy development would provide shareholders information with which to better assess the performance of the board in formulating corporate strategy. Further, it would help to promote "best practices" in the area of meaningful board of director involvement in strategy development.

We urge your support for this important corporate governance reform.

MOTOROLA

Proxy Statement

Management's Discussion and Analysis

2000 Consolidated Financial Statements and Notes

PRINCIPAL EXECUTIVE OFFICES:
1303 East Algonquin Road
Schaumburg, Illinois 60196

April 2, 2001

PLACE OF MEETING:
Hyatt Regency Woodfield
1800 E. Golf Road
Schaumburg, Illinois 60173

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To the Stockholders:

Our Annual Meeting will be held at the Hyatt Regency Woodfield, 1800 E. Golf Road, Schaumburg, Illinois 60173 on Monday, May 7, 2001 at 5:00 P.M., local time.

The purpose of the meeting is to:

1. elect directors for the next year; and

2. act upon such other matters as may properly come before the meeting.

Only Motorola stockholders of record at the close of business on March 15, 2001 will be entitled to vote at the meeting. Please vote in one of the following ways:

- use the toll-free telephone number shown on your proxy card;
- visit the website shown on your proxy card to vote via the Internet; or
- mark, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope.

PLEASE NOTE THAT ATTENDANCE AT THE MEETING WILL BE LIMITED TO STOCKHOLDERS OF MOTOROLA AS OF THE RECORD DATE (OR THEIR AUTHORIZED REPRESENTATIVES) HOLDING ADMISSION TICKETS OR OTHER EVIDENCE OF OWNERSHIP. THE ADMISSION TICKET IS DETACHABLE FROM YOUR PROXY CARD. IF YOUR SHARES ARE HELD BY A BANK OR BROKER, PLEASE BRING TO THE MEETING YOUR BANK OR BROKER STATEMENT EVIDENCING YOUR BENEFICIAL OWNERSHIP OF MOTOROLA STOCK TO GAIN ADMISSION TO THE MEETING.

By order of the Board of Directors,

A Peter Lawson

A. Peter Lawson
Secretary

MEETINGS OF THE BOARD OF DIRECTORS OF THE COMPANY

During 2000 the Board had nine meetings. All incumbent directors attended 75% or more of the combined total meetings of the Board and the committees on which they served during 2000, except Mr. Chan.

COMMITTEES OF THE BOARD OF DIRECTORS

Audit and Legal Committee

Members: Directors Jones (Chair), Fuller, Lewent and White
Number of Meetings in 2000: Four
Functions:

- Assists the Board in fulfilling its oversight responsibilities as they relate to the Company's accounting policies, internal controls, financial reporting practices and legal and regulatory compliance
- Monitors the independence and performance of the Company's external auditors and internal auditors
- Maintains, through regularly scheduled meetings, a line of communication between the Board and the Company's financial management, internal auditors and external auditors
- Oversees compliance with the Company's policies for conducting business, including ethical business standards

Compensation Committee

Members: Directors Scott (Chair), Fuller and Pepper
Number of Meetings in 2000: Seven
Functions:

- Establishes elected officers' compensation
- Administers or monitors compensation and benefit plans

Executive Committee

Members: Directors R. Galvin (Chair), C. Galvin, Growney, Scott, Tooker and West
Number of Meetings in 2000: None
Functions:

- Reviews strategic planning process, allocation of resources and other specific matters assigned by the Board

Finance Committee

Members: Directors Lewent (Chair), Chan, Growney and West
Number of Meetings in 2000: Three
Functions:

- Reviews current and long-range financial strategy and planning, including dividends and borrowings

Management Development Committee

Members: Directors West (Chair), C. Galvin and Scott
Number of Meetings in 2000: Four
Functions:

- Reviews the process and results of the Company's organization and management development program

Nominating Committee

Members: Directors Pepper (Chair), Chan, Jones, Massey and Negroponte
Number of Meetings in 2000: Three
Functions:

- Recommends candidates for membership on the Board based on committee-established guidelines
- Consults with the Chairman of the Board on committee assignments
- Considers candidates for the Board recommended by stockholders
- Considers matters of corporate governance

This Committee will consider a candidate for director proposed by a stockholder. A candidate must be highly qualified and be both willing and expressly interested in serving on the Board. A stockholder wishing to propose a candidate for the Committee's consideration should forward the candidate's name and information about the candidate's qualifications to the Company's Secretary as described on pages 19 and 20.

Technology Committee

Members: Directors Massey (Chair), Growney, Negroponte, Tooker and White
Number of Meetings in 2000: Four
Functions:

- Identifies and assesses significant technological issues and needs affecting the Company

Special Report of the Board

The Motorola Board of Directors established an Ad Hoc Committee in February 2000 to consider how the Board could renew itself. The members of the Ad Hoc Committee are Directors Pepper, West and C. Galvin.

The Board has responsibility for management oversight and providing strategic guidance to the Company. In order to do that effectively, the Board needs to be comprised of individuals with appropriate skills and experiences to contribute effectively to the dynamic process of Board oversight and guidance. The Board is currently highly diversified; it is comprised of active and former CEOs of major corporations and individuals with experience in high-tech fields, government and academia. In addition, the Board has two members who work primarily outside the U.S., one in Hong Kong and one in Italy. The Board also believes that it should continue to renew itself so that it can ensure that its members understand the industries and the markets in which the

Company operates and continue to provide strategic guidance to the Company.

The Ad Hoc Committee met several times over the year. The full Board also considered its renewal at several meetings. Below is a summary of the highlights of the Board's actions as a result of this process.

- The Board adopted an improved Director Assessment and Review Program. The key elements of the improved program are as follows:
  - The Board will assess itself every two years and address the challenges and issues facing the Board and the Company. A review and discussion of the Board assessment process will occur at the Board meeting following the assessment.
  - The Chairman of the Board and the Nominating Committee will analyze the skills of current Board members and the changing needs of the Company, and provide feedback to the Chairs of Committees and the full Board.
  - On each successive fifth anniversary of a director joining the Board, the Chairman of the Board and the Nominating Committee will conduct a review to ensure that the director's skills and experiences will continue to enhance the overall strength of the Board.
- Retirement
  - Director retirement at age 70 will continue. However, employee directors, other than the chief executive officer, will retire from the Board when they retire from Motorola.
  - The Board will consider whether a chief executive officer should retire from the Board at the time of his or her retirement from Motorola.
- The Board enhanced its agenda in two significant ways:
  - A Board meeting at the beginning of each year will be solely devoted to reviewing the Company's short-term and long-term strategies. At each subsequent meeting, the Board will follow-up with each significant business to ensure that the business is meeting its commitments or revising its strategies in response to market conditions.
  - The Board will conduct regular "executive sessions." Executive sessions are informal sessions with the non-employee directors to discuss pending matters. Typically, they will be held immediately before a regularly-scheduled Board meeting.
- The Board adopted a new charter for the Executive Committee. The Executive Committee will now act for the Board between meetings on matters already approved in principle by the Board.

DIRECTOR COMPENSATION AND RELATED TRANSACTIONS

Directors who are also employees of Motorola receive no additional compensation for serving on the Board or its committees.

In 2000, the Board changed its compensation program for non-employee directors by eliminating meeting and other fees and increasing the annual retainer and stock option grant. On July 1, 2000, the annual retainer fee was increased to $60,000 from $40,000. Before July 1, 2000, in addition to the retainer, non-employee directors were paid: (i) $1,500 per day for directors' meetings attended; (ii) $1,000 per day for committee meetings attended (unless on the same day as another meeting, then $500); and (iii) $1,500 per day and a pro-rata portion thereof for partial days, for assigned work undertaken for the benefit of the Company or any subsidiary.

Each non-employee director who is a chair of a committee receives an additional $4,000 per year. The Company also reimburses its directors, and in certain instances spouses who accompany directors, for travel, lodging and related expenses they incur in attending Board and committee meetings.

Directors are required to accept half of all their Board compensation in Common Stock or restricted Common Stock, and may elect to accept up to 100% of their compensation in Common Stock or restricted Common Stock. Restricted Common Stock is Common Stock that may not be transferred until either: (i) the holder does not stand for re-election or is not re-elected, or (ii) the holder's disability or death.

In 2000, each non-employee director received an option to acquire 15,000 shares of Common Stock at the fair market value of the shares on the date of grant.

Non-employee directors may elect to defer receipt of all or any portion of their compensation that is not otherwise required to be paid in Common Stock or restricted Common Stock. Beginning in 2001, non-employee directors can participate in the Motorola Management Deferred Compensation Plan. This plan offers a wide variety of investment options. Directors may elect to have distributions while they are directors or after they retire from the Board. Under the old plan, which was in effect until the end of 2000, deferred amounts were credited with interest at a rate based on the discount rate for ninety-day Treasury bills. All the directors participating in the old plan elected to transfer their deferred compensation to the new plan.

In 1996, the Board terminated its retirement plan. Non-employee directors elected after the termination date are not entitled to benefits under this plan, and non-employee directors already participating in the plan accrued no additional benefits for services after May 31, 1996. In 1998, some directors converted their accrued benefits in the retirement plan into shares of restricted Common Stock. They may not sell or transfer these shares until they are no longer members of the Board because either: (i) they did not stand for re-election or were not re-elected, or (ii) their disability or

MOTOROLA

January 30, 2002

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Motorola, Inc./ Securities Exchange Act of 1934 –Rule 14a-8
Exclusion of Stockholder Proposals

Dear Ladies and Gentlemen:

Enclosed please find a copy of a letter we received from the Massachusetts Laborers' Pension Fund (the "Massachusetts Laborers") on January 24, 2002, withdrawing their shareholder proposal regarding the Board of Directors' role in the development and monitoring of the Company's long-term strategic plan. Motorola submitted a no-action request letter on December 27, 2001, relating to this proposal and a substantially similar stockholder proposal received from the Carpenters Pension and Annuity Fund of Philadelphia (the "Carpenters Fund").

At this time, the Carpenters Fund has not withdrawn their shareholder proposal, so we eagerly await your response to our December 27, 2001 letter as it relates to the Carpenters Fund proposal. Please confirm that no action will be taken if Motorola omits the withdrawn Massachusetts Laborers' proposal.

Very truly yours,

Jeffrey A. Brown

Jeffrey A. Brown
Senior Corporate Counsel
Motorola, Inc.

Enclosure

cc: Linda Priscilla, Laborer's International Union of North America
Corporate Governance Project, 905 16th Street, N.W., Washington, D.C. 20006

Edward Durkin, United Brotherhood of Carpenters, Carpenters Corporate Governance Project, 101 Constitution Avenue, NW, Washington, D.C. 20001

MASSACHUSETTS LABORERS' PENSION FUND

14 NEW ENGLAND EXECUTIVE PARK • SUITE 200
P.O. BOX 4000, BURLINGTON, MASSACHUSETTS 01803-0900
TELEPHONE (781) 272-1000
FAX (781) 272-2226
1(800)342-3792

SENT VIA FAX # 847.576.2818

January 24, 2002

Mr. A. Peter Lawson, Secretary
Motorola, Inc.
1303 East Algonquin Road
Schaumburg, IL 60196

SUBJECT: Shareholder Proposal

Dear Mr. Lawson:

On behalf of the Massachusetts Laborers' Pension Fund, I hereby withdraw the shareholder proposal regarding Director Strategy that was submitted for inclusion in the Motorola, Incorporated 2002 Proxy Statement.

Very truly yours,

Thomas P.V. Masiello
Administrator

TPVM/dmk

cc: Linda Priscilla

MOTOROLA

March 8, 2002

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Motorola, Inc./ Securities Exchange Act of 1934 –Rule 14a-8
Exclusion of Stockholder Proposals

Dear Ladies and Gentlemen:

We are supplementing Motorola's letter to you of January 30, 2002 and are notifying you that we are withdrawing your request for no-action with respect to the proposal we received from the Massachusetts Laborers' Pension Fund (the "Massachusetts Laborers") regarding the Board of Directors' role in the development and monitoring of the Company's long-term strategic plan. Motorola submitted a no-action request letter on December 27, 2001.

We are withdrawing our request for no-action because the Massachusetts Laborers withdrew their proposal. Accordingly, we will not be including their proposal in our proxy materials.

Very truly yours,

Carol Forsyte

Carol Forsyte
Vice President, Corporate and Securities
Motorola, Inc.

Enclosure

cc: Linda Priscilla, Laborer's International Union of North America
Corporate Governance Project, 905 16th Street, N.W., Washington, D.C. 20006